EXHIBIT 12.1

MASTERCARD INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Years Ended December 31,
	September 30, 2014	2013	2012	2011	2010	2009
	(in millions, except ratios)
Pre-tax income (loss) before adjustment for non-controlling interests	$4,074	$4,502	$3,932	$2,746	$2,757	$2,218
Loss attributable to non-controlling interests and equity investments	18	37	25	18	1	3
Add: Fixed charges	34	20	25	29	56	120
Earnings (loss)	$4,126	$4,559	$3,982	$2,793	$2,814	$2,341
Fixed charges:
Interest expense	$32	$14	$20	$25	$52	$115
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	2	6	5	4	4	5
Total fixed charges	$34	$20	$25	$29	$56	$120
Ratio of earnings to fixed charges	121.4	228.0	159.3	96.3	50.3	19.5

1 Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.